Exhibit 12.4

Alcan Inc.
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
US GAAP
Continuing operations
(in millions of US dollars)

		6 months			YEAR
		2003	2002(1)	2001(1)	2000(1)	1999	1998
Income (loss) from continuing operations
before cumulative effect of accounting changes -US GAAP		36	414	(41)	604	455	417
Less:	Equity income of less than 50%
	owned companies	1	3	3	4	(1)	(48)
Plus:	Dividends received from less than
	50% owned companies	1	3	2	1	1	5
Plus:	Minority interest of subsidiaries that
	have fixed charges	13	3	(13)	(1)	14	(4)
Subtotal		49	417	(55)	600	471	466
FIXED CHARGES
Amount representative of interest factor in
rentals		15	27	24	19	19	28
Amount representative of interest factor in
rentals, 50% owned companies		0	0	0	0	0	0
Interest expense - net		104	202	252	78	76	92
Interest expense, 50% owned companies		0	0	0	0	0	0
Capitalized interest		2	1	30	81	41	15
Capitalized interest, 50% owned companies		0	0	0	0	0	0
TOTAL FIXED CHARGES		121	230	306	178	136	135
Less:	Capitalized interest	2	1	30	81	41	15
Fixed charges added to income/(loss)		119	229	276	97	95	120
Plus:	Amortization of capitalized interest	12	24	25	21	18	15
Income taxes		298	315	15	260	211	210
Earnings before fixed charges and income
taxes		478	985	261	978	795	811

TOTAL FIXED CHARGES		121	230	306	178	136	135
Preference dividends		3	5	8	10	9	10
1 minus statutory tax rate of 40%		0.6	0.6	0.6	0.6	0.6	0.6
Preference dividends pre tax		5	8	13	17	15	17
Total		126	238	319	195	151	152

Ratio of earnings to combined fixed charges
and preferred stock dividends		3.79	4.14	0.82	5.02	5.26	5.35
(1)	Restated for continuing operations.